UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1                              English translation of a Japanese-language press release, dated February 16, 2016, regarding the announcement of its unaudited financial results for the third fiscal quarter ended December 31, 2015.

Exhibit 99.2                              English translation of the Summary of Consolidated Financial Results For the Nine-Month Period Ended December 31, 2015 [Japanese GAAP], filed with the Tokyo Stock Exchange on February 15, 2016.

Exhibit 99.3                              English translation of a Japanese-language press release, dated February 15, 2016, regarding the announcement of revisions to its financial results forecast for the fiscal year ending March 31, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: February 16, 2016